UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 May 2013

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces additional listing. (1 May 2013)	Announcement Company announces purchase of shares to be held in Treasury to satisfy grants made under employee share plans. (14 May 2013)
Announcement Company announces appointment of Ivan Menezes as CEO from 1 July 2013. (7 May 2013)	Announcement Messrs Blazquez, Morgan and Millian, PDMRs, inform the Company of their beneficial interests. (15 May 2013)
Announcement Mr Blazquez, a person discharging managerial responsibilities (“PDMR”) informs the Company of his beneficial interests. (9 May 2013)	Announcement Company announces purchase of shares to be held in Treasury to satisfy grants made under employee share plans. (15 May 2013)
Announcement Company announces purchase of shares to be held in Treasury to satisfy grants made under employee share plans. (10 May 2013)	Announcement Company announces purchase of shares to be held in Treasury to satisfy grants made under employee share plans. (16 May 2013)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

Mr Williams, a PDMR, informs the Company of his beneficial interests.

(10 May 2013)

Announcement Mr Morgan, a PDMR, informs the Company of his beneficial interests. (16 May 2013)
Announcement Company announces purchase of shares to be held in Treasury to satisfy grants made under employee share plans. (10 May 2013)	Announcement Messrs Grover and Proctor, PDMRs, inform the Company of their beneficial interests. (17 May 2013)
Announcement Company announces purchase of shares to be held in Treasury to satisfy grants made under employee share plans. (13 May 2013)	Announcement Company announces total voting rights. (31 May 2013)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date:11 July 2013	By:	/s/ C Kyanston
	Name:	C Kynaston
	Title:	Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Additional Listing
Released	08:14 01-May-2013
Number	30811-33B9

TO:	Regulatory Information Service
PR Newswire

RE:	Paragraph 3.5.5 of the Listing Rules

Diageo plc - Additional Listing

In conformity with Paragraph 3.5.5 of the Listing Rules, Diageo plc (the "Company") would like to notify the market of the following:

Application has been made to the UK Listing Authority of the Financial Conduct Authority and the London Stock Exchange for the Block Listing of 800,000 ordinary shares of 28 101/108 pence ("Ordinary Shares") each fully paid, ranking pari passu with the existing issued Ordinary Shares of the Company:

Of these, 300,000 Ordinary Shares are to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities upon allotment in connection with the Diageo plc Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan) and 500,000 Ordinary Shares are to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities upon allotment in connection with the Diageo plc Associated Companies Share Incentive Plan.

J Nicholls

Deputy Company Secretary

1 May 2013

Company	Diageo PLC
TIDM	DGE
Headline	Appointment of CEO
Released	07:00 07-May-2013
Number	0892E07

RNS Number : 0892E

Diageo PLC

07 May 2013

7th May 2013

Diageo announces appointment of Ivan Menezes as CEO from 1 July 2013

Diageo has today announced that Ivan Menezes will be appointed Chief Executive of Diageo with effect from 1 July 2013. Paul Walsh, who will step down from the Board at the September 2013 Annual General Meeting, will retire from the company on 30 June 2014. In the last 12 months he will focus on transitioning critical partner and external relationships to Ivan. These will include those relationships essential to recent acquisitions.

Dr Franz B. Humer, Chairman of Diageo said:

'Paul is an outstanding Chief Executive. He has served our business, its shareholders, employees and partners with enormous imagination and dedication over the past 13 years. I know he is justly proud of Diageo and its people and he leaves a great legacy for his successor. The Board is immensely grateful for his ambitious and thoughtful stewardship of the business and its people. The transition process which has been put in place enables Paul to contribute his knowledge and experience during Ivan's first year as Chief Executive Officer.

We are delighted to have a leader of Ivan's talents and global experience to succeed Paul. The handover is being made at a time when the business is strong and Ivan takes on the role of CEO at an exciting stage of the company's global development. The Board is confident that Ivan will inspire our organisation and Diageo will continue to achieve our medium-term performance objectives.'

ENDS

Contacts

Investor enquiries to: Catherine James + 44 (0) 20 8978 2272

investor.relations@diageo.com

Media enquiries to: Rowan Pearman +44 (0) 20 8978 4751

Lisa Crane +44 (0) 20 8978 4771

press.office@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness. Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:57 09-May-2013
Number	31456-4EEA

TO:	Regulatory Information Service
PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 9 May 2013 that Nick Blazquez, a person discharging managerial responsibility (`PDMR'), exercised options on 8 May 2013 over 65,126 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 17 September 2009 at an exercise price of £9.52 per Ordinary Share.

Of the shares arising, Mr Blazquez sold 64,426 Ordinary Shares at a price per Ordinary Share of £19.81.

Separately, Mr Blazquez sold 1,250 Ordinary Shares held in his own name on 8 May 2013 at a price per Ordinary Share of £19.80.

As a result of the above transactions, Mr Blazquez's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 72,425.

J Nicholls

Deputy Company Secretary

9 May 2013

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:05 10-May-2013
Number	4158E07

RNS Number : 4158E

Diageo PLC

10 May 2013

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 308,358 ordinary shares at a price of 1992.0390 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 5,008,358 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 242,985,071 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,511,169,870.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:16 10-May-2013
Number	31515-4ED6

TO:	Regulatory Information Service
PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.	It received notification on 10 May 2013 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i)	the following directors of the Company were allocated Ordinary Shares on 10 May 2013 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	9

PS Walsh	9

(ii)	the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 May 2013 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	9

D Gosnell	9

J Grover	9

A Morgan	9

S Moriarty	9

G Williams	9

I Wright	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £20.19.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.	It received notification on 10 May 2013 that Dr FB Humer, a director of the Company, had purchased 411 Ordinary Shares on 10 May 2013 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £20.19.

3.	It received notification on 10 May 2013 that Gareth Williams, a PDMR, exercised options on 10 May 2013 over 89,914 Ordinary Shares granted under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 18 September 2007 at an exercise price of £10.51.

Of the shares arising, Mr Williams sold 88,500 Ordinary Shares at a price per Ordinary Share of £20.19 and retained the balance of 1,414 Ordinary Shares.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	46,459

D Mahlan	132,324 (of which 131,691 are held as ADS)

PS Walsh	769,641

Name of PDMR	Number of Ordinary Shares

N Blazquez	72,434

D Gosnell	110,555

J Grover	187,021

A Morgan	142,985

S Moriarty	28,750

G Williams	179,680 (of which 6,535 are held as ADS)

I Wright	56,305

J Nicholls

Deputy Company Secretary

10 May 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 10-May-2013
Number	4920E17

RNS Number : 4920E

Diageo PLC

10 May 2013

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 549,190 ordinary shares at a price of 2017.3387 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 5,557,548 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 243,480,405 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,510,674,536.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 13-May-2013
Number	6026E17

RNS Number : 6026E

Diageo PLC

13 May 2013

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 58,238 ordinary shares at a price of 2028.1143 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 5,615,786 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 243,426,759 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,510,728,182

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 14-May-2013
Number	7152E17

RNS Number : 7152E

Diageo PLC

14 May 2013

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 328,435 ordinary shares at a price of 2064.4961 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 5,944,221 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 243,491,380 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,510,663,561

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:57 15-May-2013
Number	31557-1734

TO:	Regulatory Information Service
PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 14 May 2013 that:

1.	Andrew Morgan, a person discharging managerial responsibilities ("PDMR"), exercised options on 13 May 2013 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as set out below:

No. of Ordinary	Date of grant	Price per Ordinary
Shares		Share

125,766	20 September 2005	£8.15

120,967	19 September 2006	£9.30

110,608	18 September 2007	£10.51

Of the shares arising, Mr Morgan sold 353,766 at a price per Ordinary Share £ 20.31.

2.	Mrs Alison Blazquez, the spouse of Nick Blazquez, a PDMR, sold 1,250 Ordinary Shares on 8 May 2013, at a price per Ordinary Share of £19.93.

3.	Randy Millian, a PDMR, as participant in the Diageo Dividend Reinvestment Plan, received 87 American Depository Shares in the Company ("ADS")* in lieu of the interim dividend paid on 12 April 2013.

The ADSs were purchased on 12 April 2013 (with a settlement date of 17 April 2013) at an average price per ADS of $122.31.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,184

A Morgan	146,560

Number of ADS

R Millian	21,948

John Nicholls

Deputy Company Secretary

15 May 2013

*1 ADS is the equivalent of 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 15-May-2013
Number	8221E16

RNS Number : 8221E

Diageo PLC

15 May 2013

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 556,043 ordinary shares at a price of 2055.6946 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 6,500,264 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 244,026,863 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,510,128,078

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:55 16-May-2013
Number	8976E11

RNS Number : 8976E

Diageo PLC

16 May 2013

Diageo plc ('the Company') announces that it has today purchased through UBS Limited 99,736 ordinary shares at a price of 2066.7233 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 6,600,000 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 244,126,599 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,510,028,342

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:15 16-May-2013
Number	31514-31F7

TO:	Regulatory Information Service
PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 16 May 2013 that Mrs S Morgan, the spouse of Andrew Morgan, a person discharging managerial responsibilities ("PDMR") sold 50,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") at a price per Ordinary Share of£20.56.

As a result of the above transactions, Mr Morgan's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts)have decreased to 96,560.

J Nicholls

Deputy Company Secretary

16 May 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:32 17-May-2013
Number	31331-BB32

TO:	Regulatory Information Service
PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 17 May 2013 that:

1.	Jim Grover, a person discharging managerial responsibilities ("PDMR"), exercised options on 16 May 2013 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior

Executive Share Option Plan ("SESOP") as set out below:

No. of Ordinary	Date of grant	Price per Ordinary
Shares		Share

3,151	17 September 2009	£9.52

90,336	17 September 2009	£9.52

58,859	27 October 2008	£8.77

Of the shares arising, Mr Grover sold 150,822 at a price per Ordinary Share of £20.53. Mr Grover retains the balance of 1,524 Ordinary Shares.

2.	Tim Proctor, a PDMR, exercised options on 16 May 2013 over 42,709 American Depository Shares in the Company ("ADS")* granted under the SESOP. The options were granted on 17 September 2009 at an exercise price of $63.13 per ADS.

Of the ADSs arising, Mr Proctor sold 42,281 at a price per ADS of $125.41. Mr Proctor retains the balance of 428 ADSs.

As a result of the above transactions, the interests of Mr Grover and Mr Proctor in the Company's Ordinary Shares and ADS respectively (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased and are now as follows:

Name of PDMR	Number of Ordinary Shares

J Grover	188,545

Number of ADS

T Proctor	29,332

John Nicholls

Deputy Company Secretary

17 May 2013

*1 ADS is the equivalent of 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:57 31-May-2013
Number	31456-ECB5

TO:	Regulatory Information Service
PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,154,941 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 243,895,967 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,510,258,974 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 May 2013